Chart Industries, Inc. One Infinity Corporate Centre Drive, Suite 300 Garfield Heights, Ohio 44125 Phone: 440-753-1490 Fax: 440-753-1491 www.chart-ind.com

August 13, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Rufus Decker
Accounting Branch Chief

Re:	Chart Industries, Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Definitive 14A filed April 13, 2010

File No. 1-11442

Dear Mr. Decker:

Chart Industries, Inc., a Delaware corporation (“we,” “us,” “our,” or the “Company”), is submitting this letter in response to the Staff’s letter, dated August 3, 2010, regarding the above-referenced filings. For your convenience, we have repeated your comments in italics followed by our responses.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 15. Exhibits and Financial Statement Schedules, page E-2

1.

We note your response to comment 14 in our letter dated June 22, 2010 and reissue this comment. In this regard, we note that Item 601(b)(10) of Regulation S-K does not permit exclusion of these exhibits or schedules. If you believe there is competitively sensitive information in the exhibits or schedules, you may file an application for confidential treatment pursuant to Rule 24b-2 under the Exchange Act, which sets forth the exclusive means for obtaining confidential treatment of

Rufus Decker

Accounting Branch Chief

August 13, 2010

information contained in a document filed under the Exchange Act. Please also refer to Staff Legal Bulletins No. 1 and 1A, dated February 28, 1997 and July 11, 2001, respectively, which sets forth the Division of Corporate Finance’s views regarding the proper preparation of a request for confidential treatment.

Response:

In response to the staff’s comment, we will file the schedules and exhibits to our current credit agreement by amending our Current Report on Form 8-K dated May 18, 2010. As previously indicated to the staff, the original comment related to Exhibit 10.9 to our Annual Report on Form 10-K, which is our former credit agreement. On May 18, 2010, subsequent to the filing of our Annual Report on Form 10-K, we refinanced our former credit agreement and replaced it with our current credit agreement. We wish to avoid potential investor confusion that could result if we now filed the exhibits and schedules to our former credit agreement, which no longer has any debt outstanding under it. Accordingly, consistent with our conversation with the staff, we do not plan to file the exhibits and schedules to the replaced former credit agreement. We filed our current credit agreement as an exhibit to a current report on Form 8-K on May 19, 2010 and included selected schedules in that filing, but we did not file all the schedules and exhibits. Consistent with the staff’s comment, we will file all the schedules and exhibits to our current credit agreement by amending our previously filed Current Report on Form 8-K within the next 10 business days.

Definitive 14A filed April 13, 2010

Base Salary, page 20

2.	We note your response to comment 19 in our letter dated June 22, 2010. Please note that to the extent that the committee’s decisions regarding a named executive officer’s individual performance were based upon a subjective evaluation, please ensure to discuss the specific contributions made by each executive and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations.

Response:

In future filings, we will highlight and contextualize the significant factors and contributions that were considered in determining compensation decisions, including any specific qualitative inputs and contributions to the extent considered by the Committee.

Rufus Decker

Accounting Branch Chief

August 13, 2010

I hope that the foregoing has been responsive to your comments. Accordingly, it would be greatly appreciated if you could advise the undersigned at michael.biehl@chart-ind.com or (440) 544-1244 at your earliest convenience if the foregoing responses are acceptable or if any additional comments will be forthcoming.

Very truly yours,

By:	/s/ Michael F. Biehl
Michael F. Biehl
Executive Vice President and Chief Financial Officer

cc:	Matthew J. Klaben

Kenneth J. Webster

Richard Greaves, Ernst & Young LLP

Arthur C. Hall III, Calfee, Halter & Griswold LLP